Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park, 899 Cassatt Road Berwyn, PA 19312-1183
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Scott R. Jones D 610.640.7853 scott.jones@troutman.com

              February 22, 2021

VIA EDGAR TRANSMISSION

Office of Life Sciences
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention: Frank Wyman and Kate Tillan

Re:	Securities and Exchange Commission (“SEC”) Comment Letter dated February 9, 2021 regarding Elite Pharmaceuticals, Inc. (the “Company” or “ELTP”) Form 10-K for the Fiscal Year Ended March 31, 2020 filed June 29, 2020 (the “Form 10-K”)

Dear Mr. Wyman and Ms. Tillan:

We are submitting this letter on behalf of our client, Elite Pharmaceuticals, Inc., in response to the written comments we received from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, dated February 9, 2021, related to the Form 10-K. The Company has today electronically filed with the SEC this response to your letter. For your convenience, we have included the text of the Staff’s comments from the SEC comment letter in italics immediately followed by the Company’s response.

Item 9A Controls and Procedures, Page 66

1.	In future filings, please separate the disclosures required by Item 307 of Regulation S-K related to your disclosure controls and procedures from your disclosures required by Item 308 of Regulation S-K related to your internal control over financial reporting. Also include the disclosure required by Item 308(a)(1) of Regulation S-K.

Response: In future filings, the Company will separate the disclosures required by Item 307 of Regulation S-K and Item 308 of Regulation S-K in Item 9A of Form 10-K under two different headings. Additionally, in future filings, the Company will make the disclosure required by Item 308(a)(1) of Regulation S-K.

February 22, 2021 Page 2

Exhibits

2.	Please confirm to us that your future filings will include complete Section 906 certifications, referencing compliance with the requirements of both Section 13a and Section 15d of the Securities Exchange Act of 1934.

Response: In future filings, the Company will attach as exhibits Section 906 certifications that include references to both Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, as amended.

The Company appreciates your assistance in its compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company’s filings. Should you have any questions or comments regarding the responses in this letter, please contact me by phone at (610) 640-7853.

Sincerely,
/s/ Scott R. Jones
Scott R. Jones